

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

Sally Outlaw
Chief Executive Officer
Worthy Property Bonds, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

> **Re: Worthy Property Bonds, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 23, 2021**
> **File No. 024-11563**

Dear Ms. Outlaw:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. You represent that you will be eligible for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act of 1940 (the "1940 Act"), primarily by virtue of the fact that: (i) at least 55% of your assets will be comprised of mortgages and other liens on and interests in real estate ("Qualifying Interests"); (ii) at least another 25% of your assets will be comprised of additional qualifying interests or real estate-type interests ("real estate-type interests"); and (iii) no more than 20% of your assets will be comprised of non-real estate assets. On page 14 of the offering statement on Form 1-A, you note that "it is possible that the staff of the SEC could disagree with any of our determinations . . . ." Please provide a legal analysis of your eligibility for the Section 3(c)(5)(C) exclusion. Your analysis should identify and describe each type of asset that you intend to hold and intend to treat as a Qualifying Interest or other "real estate-type interest." To the extent

that you propose to rely on any staff or Commission guidance under Section 3(c)(5)(C) in order to support such treatment, please discuss the application of such guidance to your anticipated holdings.

2.   On page 18 of your offering statement on Form 1-A, in the first sentence under the heading "INVESTMENT COMPANY ACT LIMITATIONS," please strike the phrases "and onerous" and "like a mutual fund." Please also replace the second and third sentences of this paragraph with a summary of the consequences that would result from you being deemed an investment company under the 1940 Act.

Offering Circular Summary
Competitive Strengths, page 4

3.   We note your disclosure that as your competitive strengths you will "focus on an underserved banking sector." You also state that you believe that "banks cannot profitably serve the sub-prime mortgage industry." Please expand your disclosure to explain why you believe this area is one of your competitive strengths and explain that you may never be profitable in this sector.

Plan of Operations
Specific Plan of Operations and Milestones, page 19

4.   It appears that your Working Capital and General Corporate Purposes line item is calculated as the gross proceeds of the offering less the deduction of the expenses of the offering of $100,000 multiplied by 5%. We further note on page 17 that up to 5% of the proceeds will be used for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement. Please revise your disclosures here and throughout your filing to make it clear how this amount is calculated and that this amount includes the accrual for the reimbursement amounts due under the Management Services Agreement, which according to page 25, is up to 5% of the proceeds. Also disclose how you anticipate that this amount will be allocated between Working Capital and General Corporate Purposes and the accrual for the reimbursement amounts due under the Management Services Agreement.

Business
Acquisition of Real Estate-Typed Interests, page 27

5.   Please clarify what you mean by "real estate-typed interests." In addition, clarify on page 20 what you refer to as "assets unrelated to real estate," so investors can have a better understanding of the type of assets you intend to acquire in your business operations.

Description of the Worthy Property Bonds
Interest, page 35

6.   We note your disclosure here and throughout the offering statement that bond holders who agree to waive the right to demand repayment of the bonds for 12 months will receive an

additional 1% of interest, increasing the total interest rate to 6% during such 12 months period. Please clarify the process by which the bond holders will waive this right and whether this right will be available after the initial 12 months period has passed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Henderson at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig D. Linder, Esq.